

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Jacob D. Cohen
Chief Executive Officer
Mangoceuticals, Inc.
15110 N. Dallas Parkway, Suite 600
Dallas, Texas 75248

Re: Mangoceuticals, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.3 and 10.4
Filed January 13, 2023
File No. 333-269240

Dear Jacob D. Cohen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance